S-1 Form Appendix

Subscription Letter

1. 340,000,000 Class A common shares of Lemont Inc are sold to Lansdale Inc, 20,000,000 Class A common shares of Lemont Inc are sold to Mr. Jie Du.

2. Per share price is $0.0001.

3. Lansdale Inc will pay all of the purchasing by cash.

4. Lansdale Inc must pay more than 20% of the investment before December 31, 2014. Other investment will be paid within two years.

5. The receivable will pay interest monthly; the year's interest ratio will be 6%.

6. These securities will be effective after the S-1 registered statement of Lemont Inc in U.S. Securities & Exchange Commissions will be effective.

Wanjun Xie
President, On Behalf of Lansdale Inc
Date: 12/31/2014